SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2004

                               HALO RESOURCES LTD.
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                     Form 20-F      X       Form 40-F
                                 -------               -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                     No    X
                            -------                -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                                   HALO RESOURCES LTD.
                                                   (Registrant)

Date   MAY 10,   2004                              By  /s/ Nick DeMare
     ---------------------                         ---------------------------
                                                   (Signature)
                                                   Nick DeMare, President

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         HALO RESOURCES LTD. (the "Issuer")
         #1305 - 1090 West Georgia Street
         Vancouver, British Columbia   V6E 3V7
         Phone: (604) 685-9316

2.       DATE OF MATERIAL CHANGE

         May 10, 2004

3.       PRESS RELEASE

         The press release was released on May 10, 2004 through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Nick DeMare, President
         Phone: (604) 685-9316

9.       DATE OF REPORT

         May 10, 2004.


                                                          /s/ Nick DeMare
                                                          ----------------------
                                                          Nick DeMare, President

                               HALO RESOURCES LTD.

                        #1305 - 1090 WEST GEORGIA STREET
                              VANCOUVER, BC V6E 3V7
                  TEL: (604) 685-9316      FAX: (604) 683-1585
              TSX VENTURE SYMBOL: HLO.V      OTCBB SYMBOL: HLOSF

--------------------------------------------------------------------------------


NEWS RELEASE                                                        MAY 10, 2004

                               2ND QUARTER RESULTS

The Company provides the interim financial results of the Company for the quarter ended February 29, 2004:


                                                        THREE MONTHS ENDED              SIX MONTHS ENDED
                                                   ------------------------------ -----------------------------
                                                   FEBRUARY 29,    FEBRUARY 28,    FEBRUARY 29,    FEBRUARY 28,
                                                       2004            2003            2004            2003
                                                         $               $               $               $

REVENUES

Oil and gas sales                                        27,126               -          46,326          10,972
Interest and other                                           43          12,645              63          15,155
                                                   ------------    ------------    ------------    ------------
                                                         27,169          12,645          46,389          26,127
                                                   ------------    ------------    ------------    ------------
EXPENSES

Production                                                9,483               -          15,523           5,553
General and administrative                               51,750          55,540          72,323         108,217
Depreciation, depletion and impairment                    6,961               -          10,441       1,258,821
                                                   ------------    ------------    ------------    ------------
                                                         68,194          55,540          98,287       1,372,591
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE THE FOLLOWING                              (41,025)        (42,895)         (51,898)     (1,346,464)

INTEREST EXPENSE                                       (14,485)        (14,365)         (29,010)        (31,372)

UNREALIZED FOREIGN
     EXCHANGE GAIN (LOSS)                               (7,922)               -           8,568               -

LOSS ON SALE OF
     MARKETABLE SECURITIES                                    -               -               -         (15,527)

WRITE-OFF OF AMOUNTS RECEIVABLE                               -         (4,679)               -         (24,638)
                                                   ------------    ------------    ------------    ------------
NET LOSS FOR THE PERIOD                                 (63,432)        (61,939)        (72,340)     (1,418,001)

DEFICIT - BEGINNING OF THE PERIOD                   (20,490,983)    (20,365,495)    (20,482,075)    (19,009,433)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF THE PERIOD                         (20,554,415)    (20,427,434)    (20,554,415)    (20,427,434)
                                                   ============    ============    ============    ============

LOSS PER COMMON SHARE
     - BASIC AND DILUTED                                  (0.02)          (0.02)          (0.02)          (0.48)
                                                   ============    ============    ============    ============


Halo Resources Ltd.                                                 News Release
May 10, 2004                                                              Page 2



OPERATIONS

In January 2003, the Company earned a 3% working interest in certain oil and gas leases known as the West Ranch Field, by funding exploration and development costs. As of February 29, 2004, the Company has incurred $97,354 on drilling activities and for the six months ended February 29, 2004 has recorded $46,326 in oil and gas revenues, comprising of $12,634 (327 barrels) of oil and $33,692 (5,277 mcf) of gas. All the production in 2004 is associated with production from the West Ranch Field. Production costs of $15,523 was incurred and depletion of $10,441 was recorded for 2004. Management has completed a review of its interest in the West Ranch Field and has recently received an offer for the purchase of this interest. The offer represents a significant return on investment and management will be proceeding with this transaction and expects to close in the next fiscal quarter.

General and administrative costs decreased by $35,894, from $108,217 in 2003 to $72,323 in 2004. The decrease in costs resulted from the Company's reduced operations and general cost reductions.

ELECTION OF DIRECTORS

At the Company's annual and extraordinary general meeting ("AGM") held February 12, 2004, Messrs. Nick DeMare, Andrew Carter, and William Lee were elected to the Board. At a directors meeting held subsequent to the AGM, Mr. DeMare was appointed as President and Mr. Harvey Lim as Corporate Secretary.

LIQUIDITY AND CAPITAL RESOURCES

As at February 29, 2004, the Company had working capital of $177,433 and $1,078,571 of advances outstanding. In March 2004, the Company completed a non-brokered private placement of 3,400,000 units at $0.15 per unit, for $510,000. In April 2004, the Company also completed a further private placement of 2,600,000 units at $0.30 per unit, for $780,000. The completion of these financings were integral components of the Company's long term business plan.

OUTLOOK

The Company, with the completion of previously mentioned financings, has significantly expanded its shareholder base. The financings have also provided necessary working capital to pursue other resource properties. The Company is now reviewing a mineral exploration and development prospect and has now initiated initial due diligence on the prospect.


ON BEHALF OF THE BOARD


/s/ Nick DeMare
----------------------
Nick DeMare, President

Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the United States Securities and Exchange Commission. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.